

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2011

<u>Via E-mail</u>
Mr. Guoqing Jiang
President and Chief Executive Officer
Tianyin Pharmaceutical Co. Inc.
23rd Floor, Unionsun Yangkuo
Plaza No. 2 Block 3
Renmin Road South
Chengdu 610041 P. R. China

> **Re: Tianyin Pharmaceutical Co. Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed September 29, 2010**
> **Form 10-K/A for the Fiscal Year Ended June 30, 2009**
> **Filed March 31, 2010**
> **Form 10-K for the Fiscal Year Ended June 30, 2009**
> **Filed September 24, 2009**
> **Form 10-Q for the Quarterly Period Ended December 31, 2009**
> **Filed February 28, 2010**
> **File No. 001-34189**

Dear Mr. Jiang:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Accounting Branch Chief